Exhibit (b)(3)
GE Capital
Commercial Distribution Finance
July 10, 2009
ENP Acquisition, Inc.
18701 S. Figueroa Street
Gardena, CA 90248
Attn. Mr. Bob Din
CONFIDENTIAL
Re:      Commitment Letter
Dear Mr. Din:
Reference is made to the Commitment Letter and Summary of Terms attached hereto and incorporated herein as Exhibit A, which has been extended by letter agreement dated May 14, 2009 (as amended, the “Commitment Letter”). You have requested GE Commercial Distribution Finance Corporation (“GECDF”) further extend GECDF’s commitment to provide financing in accordance with the terms of the Commitment Letter through August 14, 2009. Capitalized terms used but not defined herein have the meanings set forth in the Commitment Letter.
GECDF hereby agrees to extend its commitment under the Commitment Letter to August 14, 2009. Accordingly, GECDF’s commitment to provide financing in accordance with the terms of the Commitment Letter shall cease if the Transaction does not close, or the Financing is not funded for any reason, on or before August 14, 2009, and, notwithstanding any further discussions, negotiations or other actions taken after such date, neither GECDF nor any of its affiliates shall have any liability to any person in connection with its refusal to fund the Financing or any portion thereof after such date.
In addition to the other terms and conditions set forth in the Commitment Letter, GECDF’s obligations contained therein are also expressly conditioned upon completion by GECDF or its agent, at Acquisitionco’s sole cost and expense, of a pre-funding audit of Target’s and its affiliates’ accounts receivable, with results satisfactory to GECDF.
Except as provided above. all of the terms and conditions of the Commitment Letter shall remain in full force and effect.
Please indicate your acceptance of the foregoing amendment to the Commitment Letter in the space indicated below and return a copy of this letter so executed to GECDF (at 2300 Windy Ridge Parkway, Suite 800, Atlanta, GA 303391) no later than 4:00p.m. Atlanta, Georgia time on July 10, 2009. If we do not receive your signature to this letter on or before such date and time, this letter shall be void and the Commitment Letter shall be deemed terminated effective the date of this letter.
We look forward to continuing to work with you toward completing this transaction.

Sincerely,

GE COMMERCIAL DISTRIBUTION FINANCE CORPORATION

By:	/s/ Scott Hunt
Its:	Duly Authorized Signatory

AGREED AND ACCEPTED THIS 10th DAY OF JULY, 2009

ENP ACQUISITION, INC.

/s/ Bob Din
Name: Bob Din
Title: President

EXHIBIT A
Commitment Letter

March 11, 2009
CONFIDENTIAL
ENP Acquisition, Inc.
18701 S. Figueroa Street
Gardena, CA 90248
Attn: Mr. Bob Din
Re:	Commitment Letter
Dear Mr. Din:
          You have advised GE Commercial Distribution Finance Corporation (“GECDF”, or “Lender”) that Din Global Corp., a newly formed entity owned by Bob Din and his family (“Newco Parent”), through ENP Acquisition, Inc., a wholly owned subsidiary of Newco Parent (“Acquisitionco”), will acquire all of the outstanding capital securities of En Pointe Technologies, Inc. (“Target”) (other than the capital securities of En Pointe owned by Bob Din and his family). Acquisitionco is seeking up to $35 million of financing (the “Financing”) in support of the recapitalization of Target by purchasing all the capital securities of Target not owned by Bob Din and his family and refinancing of all of Target’s existing secured debt (the “Transaction”). As used herein, “Credit Parties” means Newco Parent, Acqusitionco, Target and its subsidiaries).
          Based on our understanding of the Transaction as described above and the information which you have provided to us to date, and subject to the terms and conditions contained in the attached Summary of Terms, GECDF is pleased to offer its commitment to provide the Financing described herein in the amount of up to $35 million, upon receipt/completion of the following conditions and subject to the terms and conditions outlined in the attached Summary of Terms including the deliveries required thereby (together with the Summary of Terms, this “Commitment Letter”):
1)	Acceptable structure of each Credit Party and the proposed merger of Acquisitionco with and into Target.

2)	Due diligence regarding Target, its subsidiaries, Newco Parent and Acquisitionco, and their business, finances (including capitalization) and operations.

3)	Bob Din and his family have contributed at a minimum 1,770,000 shares of the outstanding stock of Target owned by Bob Din and his family to the Transaction (i.e. this stock will be “rolled over” and not cashed out).

Newco En Point Acquisition, Inc.
March 11, 2009

4)	Agreement that the Credit Parties will pledge all 745,000 shares of Allied Digital Enterprises stock to GECDF and such pledge shall be enforceable under Indian law (and GECDF may require local counsel including opinions therefrom).

5)	Payment in same day funds at closing of the Annual Line Fee (as defined in the Summary of Terms) in the amount of Seventy Five Thousand Dollars ($75,000).

6)	The execution and delivery of final legal documentation acceptable to GECDF and its counsel incorporating, without limitation, the terms set forth in this Commitment Letter
          GECDF’s obligations contained herein are also expressly conditioned upon there being an absence of (A) any material adverse change in the business, condition (financial or otherwise), operations, performance, properties, or prospects of Acquisitionco, Newco Parent, Target or its subsidiaries, from that reflected in the financial statements dated as of December 31, 2008, previously delivered to GECDF; (B) any material adverse change in the business, condition (financial or otherwise), operations, performance, properties, or prospects of Acquisitionco, Newco Parent, Target or its subsidiaries which would cause the pro forma/projected financial statements dated as of September 29th, 2008 reflecting time periods through December 31, 2009, previously delivered to GECDF, to be materially misleading or require any material modification thereto; or (C) any material adverse change in the capital markets generally, or in the industries in which the Target conducts its business.
          By signing this Commitment Letter, GECDF and Acquisitionco acknowledge that this Commitment Letter supersedes any and all discussions and understandings, written or oral, between or among GECDF and any other person as to the subject matter hereof, including, without limitation, any prior commitment letters (and attachments) whether or not fully or partially executed. No amendments, waivers or modifications of this Commitment Letter or any of its contents shall be effective unless expressly set forth in writing and executed by GECDF and Acquisitionco.
          This Commitment Letter and Summary of Terms are being provided to you on the condition that, except as required by law, neither they, nor their contents, will be disclosed publicly or privately except to Target and to those individuals who are Target’s or your officers, employees or advisors who have a need to know of them as a result of their being specifically involved in the Transaction under consideration and then only on the condition that such matters may not, except as required by law, be further disclosed. No person, other than the parties signatory hereto, is entitled to rely upon this Commitment Letter or any of its contents. No person shall, except as required by law, use the name of, or refer to, GECDF, or any of its affiliates, in any correspondence, discussions, press release, advertisement or disclosure made in connection with the Transaction without the prior written consent of GECDF.
          Regardless of whether the commitment herein is terminated or the Transaction or the Financing closes, Acquisitionco agrees to pay upon demand to GECDF all out-of-pocket

Newco En Point Acquisition, Inc.
March 11, 2009

expenses (“Transaction Expenses”) which may be incurred by GECDF in connection with the Financing or the Transaction (including all reasonable legal, environmental, and other consultant costs and fees incurred in the preparation of this Commitment Letter and evaluation of, and documenting, negotiation and closing of, the Financing and the Transaction). Regardless of whether the commitment herein is terminated or the Transaction or the Financing closes, Acquisitionco for itself and its affiliates shall indemnify and hold harmless each of GECDF, its affiliates, and the directors, officers, employees, attorneys and representatives of any of them (each, an “Indemnified Person”), from and against all suits, actions, proceedings, claims, damages, losses, liabilities and expenses (including, but not limited to, attorneys’ fees and disbursements and other costs of investigation or defense, including those incurred upon any appeal), which may be instituted or asserted against or incurred by any such Indemnified Person in connection with, or arising out of, this Commitment Letter, the Financing or the Transaction under consideration, the documentation related thereto, any other financing related thereto, any actions or failures to act in connection therewith, and any and all environmental liabilities and legal costs and expenses arising out of or incurred in connection with any disputes between or among any parties to any of the foregoing, and any investigation, litigation, or proceeding related to any such matters. Notwithstanding the preceding sentence, indemnitors shall not be liable for any indemnification to an Indemnified Person to the extent that any such suit, action, proceeding, claim, damage, loss, liability or expense results solely from that Indemnified Person’s gross negligence or willful misconduct, as finally determined by a court of competent jurisdiction. Under no circumstances shall GECDF or any of its affiliates be liable to you or any other person for any punitive, exemplary, consequential or indirect damages which may be alleged in connection with this Commitment Letter, the Transaction, the Financing, the documentation related thereto or any other financing, regardless of whether the commitment herein is terminated or the Transaction or the Financing closes.
          EACH PARTY HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER THIS COMMITMENT LETTER, ANY TRANSACTION RELATING HERETO OR THERETO, OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH OR THEREWITH, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. Each party hereto consents and agrees that the state or federal courts located in Illinois shall have exclusive jurisdiction to hear and determine any claims or disputes between or among any of the parties hereto pertaining to this Commitment Letter, the Financing or the Transaction under consideration, any other financing related thereto, and any investigation, litigation, or proceeding related to or arising out of any such matters, provided, that the parties hereto acknowledge that any appeals from those courts may have to be heard by a court (including an appellate court located outside of such jurisdiction. Each party hereto expressly submits and consents in advance to such jurisdiction in any action or suit commenced in any such court, and hereby waives any objection which such party may have based upon lack of personal jurisdiction, improper venue or inconvenient forum.

Newco En Point Acquisition, Inc.
March 11, 2009

          This Commitment Letter is governed by and shall be construed in accordance with the laws of the State of Illinois applicable to contracts made and performed in that state.
          This Commitment Letter is expressly conditioned upon GECDF having access to all relevant facilities, personnel and accountants, and copies of all documents which GECDF may request, including business plans, financial statements (actual and pro forma), books, records, and other documents, of each Credit Party,
          Please indicate your acceptance of this Commitment Letter in the space indicated below and return a copy of this Commitment Letter so executed to GECDF. This Commitment Letter will expire at 5:00 p.m. time on March 18, 2009, unless on or prior to such time GECDF has received (at 2300 Windy Ridge Parkway, Suite 800; Atlanta, GA 30339) a copy of this Commitment Letter executed by Acquisitionco. In addition, within fifteen (15) days following the execution of this Commitment Letter by Newco Parent, Newco Parent shall pay to GECDF in same day funds a good faith deposit of $50,000.00 to cover due diligence costs (the “Good Faith Deposit”). Promptly upon GECDF’s request, Acquisitionco shall provide additional diligence funds to GECDF (such funds are also deemed to be included in the Good Faith Deposit). The Good Faith Deposit, to the extent not expended or reasonably expected to be expended by GECDF for the fees and expenses set forth in this letter, are refundable to Acquisitionco if the Transaction does not close, and if the Transaction does close, any such remaining funds shall be applied to the Annual Line Fee due at Closing. The Good Faith Deposit is not a limit on the amounts that the Acquisitionco may owe GECDF under this Commitment Letter and Acquisitionco shall be fully liable for all such amounts. Failure to pay the Good Faith Deposit as required herein shall give GECDF the unilateral right to terminate this Commitment Letter without any obligation or liability of any kind or nature to Newco Parent or any other person or entity.
          Once effective, GECDF’s commitment to provide financing in accordance with the terms of this Commitment Letter shall cease if the Transaction does not close, or the Financing is not funded for any reason, on or before April 30, 2009 for such later date as GECDF may agree to in its sole discretion), and, notwithstanding any further discussions, negotiations or other actions taken after such date, neither GECDF nor any of its affiliates shall have any liability to any person in connection with its refusal to fund the Financing or any portion thereof after such date.

Newco En Point Acquisition, Inc.
March 11, 2009

          We look forward to continuing to work with you toward completing this transaction.

Sincerely, GE COMMERCIAL DISTRIBUTION FINANCE CORPORATION
By:	/s/ David Lynch
Its: Duly Authorized Signatory

AGREED AND ACCEPTED THIS 11th DAY OF March, 2009 ENP Acquisition, Inc.
/s/ Attiazaz “Bob” Din
Name:	Bob Din
Title:	President

SUMMARY OF TERMS
UP TO $35.0 MILLION IN COMBINED SENIOR SECURED CREDIT FACILITIES
(The “Financing”) GENERAL TERMS AND CONDITIONS OF THE FINANCING

BORROWER:	Din Global Corp. (“Newco Parent”) and its wholly owned subsidiary, ENP Acquisition, Inc. (“Acquisitionco”), as co-borrowers. Upon the merger of Acquisitionco with En Pointe Technologies, Inc. (“Target”), and the Target being the surviving entity, all subsidiaries of Target (by way of joinder as co-borrowers) shall become a borrower (collectively, “Borrower”).

LENDER:	GE Commercial Distribution Finance Corporation (“GECDF”)

CREDIT FACILITIES:	The Financing will consist of two Facilities, a receivables based revolving credit facility (“A/R Revolver”) and an inventory finance facility (“Inventory Facility”) subject to a combined facility (“Facility”) limit of $35,000,000. The two facilities will be freely allocable (subject to the terms and conditions contained in the definitive loan documents) subject to the $35,000,000 limitation. Both facilities will be discretionary and not committed, and may be terminated at any time by either party on no less than 60 days prior written notice to the other party, provided, however, that during the existence of an event of default, no such prior notice shall be required by GECDF to terminate the facilities. If Borrower elects to terminate the Facilities, it must terminate both Facilities.

The terms specific to the A/R revolver and Inventory Facility are listed in Exhibit A and Exhibit B, respectively, and attached herewith.

COLLATERAL:	To secure the Financing and all obligations of Borrower in connection therewith, GECDF shall receive at closing a fully perfected first priority security interest in substantially all assets of the Borrower, including but not limited to all of the following property, whether now existing or hereafter arising, of Borrower and its subsidiaries (the “Collateral”): (a) all accounts and other receivables for goods sold or leased or services rendered whether or not earned (“Receivables”); (b) all instruments, chattel paper and other contracts evidencing, or substituted for, any Receivable; (c) all guarantees, letters of credit, security and other credit enhancements for the Receivables; (d) all claims and causes of action in any way relating to any of the Receivables; (e) all bank accounts into which any proceeds of Receivables are deposited (including all cash and other funds on deposit therein); (f) all books and records relating to any of the foregoing; and (g) all substitutions, replacements, accessions, products or proceeds (including, without limitation, insurance proceeds) of any of the foregoing and (h) all inventory of the Borrower (“Inventory”) and (i) all other material assets of the Borrower. In addition, GECDF would have the right to utilize, at no cost or expense, any trade names, trademarks, copyrights or other intellectual property to the extent necessary or appropriate in order to sell, lease or otherwise dispose of any of the Collateral.

Also, all obligations of the Borrower under the Facility shall be cross-defaulted to ail other material indebtedness (o mutually agreed upon level shall be determined) of Borrower. All subsidiaries of Target shall upon the effectiveness of the merger become co-borrowers.

COLLATERAL MONITORING:	Borrower will provide, on a weekly basis, Borrowing Base Certificates and other collateral information and operating statistics reasonably requested by GECDF. GECDF will establish customary reserves in a facility of this type, including reserves necessary to maintain adequate collateral levels to support both the A/R Revolver and Inventory Facility.

MANDATORY PREPAYMENTS:	Customary mandatory prepayments including, but not limited to, disposition of assets, equity issuance, debt issuance, and change of control of each Borrower.

FINANCIAL REPORTING:	The Financing Documentation would require Borrower, on a quarterly basis, to provide to GECDF (each in form and substances reasonably satisfactory to GECDF) internally prepared financial statements (within 45 days after each quarter end), and on a monthly basis, accounts receivable reports, accounts payable reports, and inventory reports, each in form and substances reasonably satisfactory to GECDF and submitted to GECDF by the tenth (10th) of the following month. Annually (within 90 days following fiscal year end), Borrower shall be required to provide unqualified audited financial statements, and an operating plan for the subsequent year. All financial statements shall be prepared on a consolidated and consolidating basis. Borrower would provide other information reasonably requested by GECDF. All financial statements shall be prepared on a consolidated and consolidating basis in accordance with GAAP.

CONDITIONS PRECEDENT:	Conditions Precedent would include, but may not be limited to, conditions customary for transactions of this type well as the following:

• The Borrower will not be in default of any agreements for any material obligations or indebtedness.

• The Financing will not cause a breach under any contracts, agreements, laws, or bylaws of the Borrower.

• No default or event of default shall exist under the definitive loan documents both before and after making the initial advance under the definitive loan documents.

• The merger of Acquisitionco and Target shall be effective at closing and shall be in compliance with all applicable laws, rules and regulations.

FINANCIAL COVENANTS:	Financial covenants would include, but may not be limited to, covenants customary for transactions of this type well as the following:

•   EBITDA to Net Sales (net of all credits, refunds, rebates and similar items) greater than or equal to 0.75 to 1.00 (measured at the end of each fiscal quarter). The foregoing covenant shall be calculated on a quarter by quarter basis and not a trailing twelve month basis.

OTHER TERMS AND CONDITIONS (to include, but not be limited to, the following):
•	Completion by GECDF of all business and legal due diligence with regards to Newco Parent, Acquisitionco and Target and its subsidiaries, with results satisfactory to GECDF. Without limiting the foregoing, the corporate structure, capital structure, other debt instruments, material contracts and governing documents of each Borrower and its affiliates must be acceptable to GECDF.

•	At all times from and after the Closing, maintenance of a $4,000,000 excess collateral availability (reserve to be established against eligible receivables).

•	Full cash dominion (control agreements and lockbox agreements)

•	Terms, conditions and provisions of merger agreement between Acquisitionco and Target in form and substance satisfactory to Lender and its counsel

•	Quarterly field exams,

•	$75,000 nonrefundable Annual Line Fee (payable on the Closing date and each annual anniversary thereof)

•	Acceptable cash management, accounting and financial information systems. Lender will have full cash dominion by means of lock boxes and blocked account agreements.

•	Satisfactory opinions of counsel from Borrower’s outside counsel reasonably acceptable to Lender (including, without limitation, an opinion that the Financing does not violate material government contracts).

•	Reporting requirements, documentation, conditions precedent, representations and warranties, indemnities, events of default and remedies as required by the Lender.

•	Limitations on capital expenditures; loans, advances, investments and guarantees; sale of assets; additional indebtedness (including subordinated indebtedness); mergers; dividends, management fees and other distributions; and the prepayment of subordinated debt. Cash dividends, other distributions to equity holders, or redemption of common or preferred stock shall be limited.

•	Commercially reasonable insurance protection for the Borrower’s industry, size and risk and the collateral protection (terms, underwriter, scope, and coverage to be acceptable to GECDF); GECDF named as loss payee (property/casualty) and additional insured (liability); and renewal/cancellation/amendment riders to provide 30 days advance notice to GECDF.

•	Governing law Illinois.

•	Rights of: Inspection; access to facilities, management and auditors.

•	All consents and approvals shall have been obtained necessary to consummate the Transactions

•	There shall be no litigation pending or threatened against Credit Parties unless approved by GECDF.

•	Transaction purchase price shall not be greater than an amount acceptable to GECDF, and the sources and uses at closing shall be satisfactory to Lender,

•	Bob Din and his family (through Newco Parent) shall own 100% of the capital securities of Target after giving effect to the merger

•	The initial advance shall not exceed $17,500,000

•	Such other terms and conditions acceptable to GECDF.

•	As of the closing date, there will have been (i) since Borrower’s last audited financial statements, no material adverse change, individually or in the aggregate, in the business, financial, prospects or other condition of Borrower, the industry in which any Borrower operates, or the collateral which will be subject to the security interest granted to GECDF or in the prospects or projections of Borrower, (ii) no litigation pending or threatened which, if successful, could reasonably be expected to have a material adverse impact on Borrower, its business or ability to repay the loans, or which would challenge the transactions under consideration, a (iii) since Borrower’s last audited financial statements, no material increase in the liabilities, liquidated or contingent, of Borrower, or a material decrease in the assets of Borrower, and (iv) there not having occurred whether or not continuing, in GECDF’s reasonable judgment, a material disruption or material adverse change in the financial, banking or capital markets

The preceding summary of terms and conditions is not intended to be ail-inclusive. Any terms and conditions that are not specifically addressed above or in Exhibit A or Exhibit B, shall be subject to future negotiations. Moreover, both parties acknowledge that: (i) this Summary of Terms is subject to GECDF’s due diligence including due diligence on each of Newco land its owners), the Target and its subsidiaries, and their operations, financial conditions, and compliance with laws, as well as due diligence on the proposed structure of the Transaction, and (ii) this letter supersedes any and all discussions and understandings, written or oral, between or among GECDF and any other person as to the subject matter hereof.

Except as required by law, neither this letter nor its contents will be disclosed publicly or privately except to Target and to those individuals who are Target’s or your officers, employees or advisors who have a need to know as a result of being involved in the Financing and then only on the condition that such matters may not be further disclosed. No one shall, except as required by law, use the name of, or refer to, GECDF, or any of its affiliates, in any correspondence, discussions, advertisement or disclosure made in connection with the Financing without the prior consent of GECDF,

Regardless of whether the Financing is approved or closes. Borrower agrees to pay upon demand to GECDF all out-of-pocket expenses (including all reasonable legal, field examination, and other consultant costs and fees) incurred in connection with this letter or the Financing. Regardless of whether the Financing is approved or closes, Borrower agrees to indemnify and hold GECDF, its affiliates, and the directors, officers, employees, and representatives of any of them, harmless from and against all claims, expenses (including, but not limited to, attorneys’ fees), damages, and liabilities of any kind which may be incurred by, or asserted against, any such person in connection with, or arising out of, this letter, the Financing, any other related financing, documentation, disputes or environmental liabilities, or any related investigation, litigation, or proceeding. Under no circumstances shall GECDF or any of its affiliates be liable for any punitive, exemplary, consequential or indirect damages which may be alleged to result in connection with this letter, or the Financing or any other financing.

EXHIBIT A TO
SUMMARY OF TERMS
Up to $20.0 MILLION A/R REVOLVER
(freely allocable with the Inventory facility subject to a $20,000,000 facility cap
GENERAL TERMS AND CONDITIONS

AMOUNT:	Up to $20,000,000 (freely allocable with the Inventory finance facility) subject to a $20,000,000 facility cap

PURPOSE:	For the refinancing of existing senior indebtedness, acquisition of all outstanding stock of En Pointe Technologies, Inc., inclusive of minority shareholders, funding working capital, and general corporate purposes, but subject to a minimum of 1,770,000 shares of the outstanding stock of Target owned by Bob Din and his family in En Pointe Technologies, Inc. being rolled over and contributed to the Transaction.

REVOLVING PERIOD:	The Borrower may borrow, repay and re-borrow under the Revolver at its discretion as long as it is in compliance with the terms and conditions of the Financing.

AVAILABILITY:	85% advance rate against eligible accounts receivable.

ACCOUNTS RECEIVABLE:	Availability will be based on the Borrower’s eligible accounts receivable (the “Borrowing Base”), but not to exceed the Amount. GECDF will retain the right from time to time to establish or adjust advance rates, standards of eligibility, and reserves against availability customary for facilities of this type, including any reserves necessary to prevent any SPP shortfalls in the inventory borrowing base. Conditions may include, but not be limited to:

• Receivables must be subject to a first priority perfected security interest and not subject to any other liens or security interests

• Receivables must be generated solely by the Borrower,

• Receivables must be owned by Borrower free of claims, security interests or other encumbrances and not subject to defenses or offset.

• Receivables must satisfy all applicable requirements of the Borrower’s credit and collection policies that must be acceptable to GECDF.

• Receivables may not be more than 90 days past invoice date or delinquent, or otherwise classified as defaulted.

• Receivables from obligors subject to bankruptcy proceedings would not be eligible for purchase.

• Receivables must be payable in US Dollars.

• Bill and hold, progress billed or otherwise incomplete goods or services would not be eligible for purchase.

• No receivable obligor may be an affiliate.

The criteria listed above are subject to further clarification and modification after review of the Borrower’s receivables portfolio and GECDF’s other standard eligibility criteria.

INTEREST:	For all revolving loans, LIBOR + 4.75%, with a minimum LIBOR of 1.00%. LIBOR will be based upon 30 days LIBOR as of each business day (based on the rate as set forth in The Wall Street Journal or other source chosen by GECDF in its discretion).

DEFAULT RATES:	Default interest at 2% above the rate otherwise applicable.

EXHIBIT B TO SUMMARY OF TERMS
Up to $35,0 MILLION INVENTORY FACILITY
(freely allocable with the A/R Revolver facility subject to a $35,000,000 facility cap)
GENERAL TERMS AND CONDITIONS

AMOUNT:	Up to $35,000,000 (freely allocable with the A/R Revolver facility) subject to a $35,000,000 facility cap

PURPOSE:	For the acquisition of inventory through GECDF authorized vendors and distributors.

FACILITY PERIOD:	Subject to the continuation of existing Vendor/Distributor programs currently in place

AVAILABILITY:	GECDF financed Inventory will be given a 90% collateral value. Eligibility will also be determined based on quarterly on-site exams of inventory levels, SKU appraisal and condition of inventory.

INTEREST:	Support for free finance periods is dependent on continuation of finance programs on the part of Manufacturers and Distributors. Termination of these programs may influence GECDF’s ability to support stated terms.

DEFAULT RATES:	Default interest at 2% above the rate otherwise applicable.